Exhibit (a)(1)(ii)

NEW MOUNTAIN PRIVATE CREDIT FUND

c/o New Mountain Finance Advisers, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

Offer to Purchase Up to 2,055,589

Shares of Beneficial Interest

Dated May 1, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on June 1, 2026

Unless the Offer is Extended

To the Shareholders of New Mountain Private Credit Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), New Mountain Private Credit Fund, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Maryland statutory trust (the “Fund”), is offering to purchase up to 2,055,589 of its outstanding common shares of beneficial interest (the “Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of June 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 1, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the last calendar day of each month. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, the Shares will be subject to an “early repurchase deduction” (described further below) and will be charged a 2.00% early repurchase fee, except as described below. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares prior to January 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of December 31 of the following year (or anytime thereafter).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or e-mail it to the Fund’s transfer agent, Ultimus Fund Solutions, LLC. (the “Transfer Agent”) in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if the information contained herein is truthful or complete. Any representation to the contrary is a criminal offense.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

Ultimus Fund Solutions, LLC.

Attention: New Mountain Private Credit Fund

PO Box 46707

Cincinnati, OH 45246

Tel: (833) 315-2991

E-mail: Newcred@ultimusfundsolutions.com

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SUMMARY TERM SHEET

This Summary Term Sheet highlights the material information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

●	As disclosed in the Fund’s public filings made with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the discretion of the Fund’s board of trustees (the “Board”), the Fund intends to repurchase, in each quarter, up to 5% of its common shares of beneficial interest outstanding as of the previous calendar quarter. Accordingly, the Fund is offering to purchase up to 2,055,589 Shares at a price equal to the net asset value of the Shares (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of June 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the total outstanding Shares as of March 31, 2026. Shareholders may tender all or a portion of their Shares. See Section 2 “Offer to Purchase and Price” below.

When will the Offer expire, and may the Offer be extended?

●	The Offer, which begins on May 1, 2026, will remain open until 11:59 p.m., Eastern Time, on June 1, 2026 (the “Expiration Date”), unless extended. The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

What is the most recent net asset value for each class of Shares?

●	As of March 31, 2026, our most recent net asset value per Share was $23.37. The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

How do I tender my Shares?

●	If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent, Attention: New Mountain Private Credit Fund, by (a) mail at PO Box 46707, Cincinnati, OH 45246 (regular mail), or 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246 (overnight mail), or (b) e-mail at Newcred@ultimusfundsolutions.com, Attention: New Mountain Private Credit Fund. If you choose to e-mail the Letter of Transmittal, please mail the original promptly after you e-mail it.

●	Your properly completed mailed or e-mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (833) 315-2991, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

●	All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. See Section 4 “Procedures for Tender” below.

If the Fund accepts the Shares a Shareholder tenders, when will payment be made?

●	Payment for properly tendered Shares (which are not timely withdrawn) will be made in the form of a non-interest bearing, non-transferrable, and non-negotiable promissory note promptly following expiration of the Offer. See Section 6 “Purchases and Payment” below.

Is there any cost to tender?

●	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund. All Shares issued on or after June 30, 2025 that are tendered and purchased in this Offer will be subject to an “early repurchase deduction” and will be charged a 2.00% early repurchase fee. See Section 6 “Purchases and Payment” below.

May I withdraw my Shares after I have tendered them?

●	Yes, you may withdraw your Shares at any time prior to the Expiration Date (including any extension period). See Section 5 “Withdrawal Rights” below.

Does the Fund have the financial resources to make payment for the Shares tendered in the Offer?

●	Yes. See Section 6 “Purchases and Payment” below.

What is the effect of tendering my Shares if I am a participant in the Fund’s distribution reinvestment plan (the “DRIP”)?

●	If you are a participant in the DRIP and elect to tender your Shares in full, and such full tender is accepted by the Fund, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date. See Section 9 “Tender by DRIP Participants” below.

If I tender only a portion of my Shares, do I need to maintain a minimum account balance?

●	Yes. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $5,000 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered. See Section 3 “Amount of Tender” below.

1.	Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares. Subject to the Board’s discretion, the Fund intends to conduct quarterly tender offers in accordance with the requirements of Rule 13e-4 under the Exchange Act, and the 1940 Act. The Board has sole discretion to determine whether the Fund engages in any share repurchases and, if so, the terms of such repurchase.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2.	Offer to Purchase and Price.

The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 2,055,589 of the total outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on March 31, 2026, there were approximately 41,111,782 issued and outstanding, with a net asset value per Share of $23.37. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3.	Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $5,000 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 2,055,589 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 2,055,589 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares, and there is no repurchase priority for repurchase requests in the case of the death or disability of a Shareholder; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4.	Procedure for Tenders.

Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: New Mountain Private Credit Fund, submissions may be made either by (i) mail at PO Box 46707, Cincinnati, OH 45246 (regular mail) or 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246 (overnight mail), or (ii) e-mail to Newcred@ultimusfundsolutions.com, Attention: New Mountain Private Credit Fund. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail. A Shareholder choosing to e-mail a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, New Mountain Finance Advisers, L.L.C., the Fund’s investment adviser (the “Adviser”), or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.	Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.	Purchases and Payment.

Our acceptance of your Shares will form a binding agreement between you and the Fund on the terms and subject to the conditions of this Offer. If your Shares are accepted for purchase, you will be sent a letter (the “Acceptance Letter”) notifying you that the Fund has received and accepted your tendered Shares. Payment for your Shares will be in the form of a promissory note (each, a “Note”), and the Note will be issued promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable. The Note may be prepaid, without premium, penalty or notice, at any time. With respect to the Shares tendered, the owner of a Note will no longer be a shareholder of the Fund, and will not have the rights of a shareholder, including, without limitation, voting rights. The Fund will effect payment for each Note in cash promptly after the determination of the net asset value per share as of June 30, 2026. Each Note will be held for shareholders by the Transfer Agent. Forms of the Acceptance Letter and the Note are attached hereto as Exhibits 99(a)(1)(iv) and 99(a)(1)(v), respectively.

In all cases, the Note issued as payment for Shares purchased pursuant to the Offer will be issued only after timely receipt by us of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), and (b) any other documents required by the Letter of Transmittal.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund. Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

Except as described below, Shareholders will not pay a fee to the Fund in a repurchase offer, except that the Fund will charge a 2.00% early repurchase fee with respect to any repurchase of Shares that have not been outstanding for at least one year; this is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. In addition, the Fund may waive the early repurchase deduction in respect of repurchase of Shares resulting from the death, qualifying disability or divorce of a shareholder. Shares repurchased will be treated as having been repurchased on a “first in-first out” basis, unless a Shareholder selects an alternative cost basis method. Under the “first in-first out” method, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $5,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

As discussed in Section 1, the Fund is limiting the aggregate number of Shares to be repurchased to 5% of the total outstanding Shares as of March 31, 2026. The actual number of Shares that will be repurchased and the Fund’s total cost of purchasing Shares pursuant to the Offer is not determinable at this time. The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rate. The Fund intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

7.	Certain Conditions of the Offer.

The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. If the Fund elects to extend the tender period, the Valuation Date may occur after June 30, 2026. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent trustees of the Board determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.	Certain Information about the Fund.

The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Maryland statutory trust. The principal executive office of the Fund is located at 1633 Broadway, 48th Floor, New York, New York 10017 and the Fund’s telephone number is (212) 720-0300. The Shares are not traded on any established trading market.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material changes in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or trustees of the Board, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Amended and Restated Declaration of Trust, Bylaws, or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of March 31, 2026, the following persons (the named individuals being the trustees and officers) own the number of Shares indicated in the below table:

	Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Trustees(2)
John R. Kline	33,004	*
Adam B. Weinstein	57,485	*
Independent Trustees(2)
Barbara Daniel	-	-
Daniel Hébert	-	-
John Malfettone	-	-
Executive Officers who are not Trustees(2)
Joseph W. Hartswell	-	-
Laura C. Holson	22,932	*
Kris Corbett	2,340	*
5% Holders
Steven Klinsky(3)	6,699,026	16%
Dimension Capital Management LLC	5,998,719	15%
Western Conference of Teamsters Pension Trust Fund	4,882,181	12%
Coller Credit Secondaries Investment Management Limited	3,441,195	8%
All Trustees and Executive Officers as a group (8 persons)(2)	115,760	*

*	Less than 1%

(1)	Percentage of beneficial interest is based on 41,111,782 Shares outstanding as of March 31, 2026.
(2)	The address for all of the Fund’s executive officers and trustees is c/o New Mountain Private Credit Fund, 1633 Broadway, 48th Floor, New York, NY 10019.
(3)	Mr. Klinsky may be deemed to beneficially own Shares of the Fund as follows: (i) 2,552,170 Shares held directly, (ii) 4,096,456 Shares held directly by New Mountain GP Holdings LP and (iii) held in trusts established for the benefit of immediate family members for which Mr. Klinsky serves as trustee of the and, in such capacity, has investment and voting discretion over shares held by each trust.

None of the trustees or executive officers listed above intends to tender any Shares in the Offer.

During the sixty (60) days prior to May 1, 2026, the Fund has issued to trustees and executive officers an aggregate of approximately 665 shares, including the net impact of shares issued pursuant to the Fund’s distribution reinvestment plan, for net proceeds of approximately $15,882. Except for the foregoing, and based upon the Fund’s records and upon information provided to the Fund, there have not been any other transactions in Shares that as of May 1, 2026 were effected during such period by any of the trustees or executive officers of the Fund, the Adviser, any person controlling the Fund, any director or executive officer of any entity or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or trustee of any subsidiary of the Fund.

9.	Tender by DRIP Participants.

If you are a participant in the Fund’s DRIP and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.

If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.

10.	Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Registration Statement on Form 10 (the “Form 10”) filed with the SEC on December 13, 2024. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Fund pursuant to the Offer, including but not limited to potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity that is treated as a corporation, created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is neither a U.S. Shareholder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares should consult its tax advisers with respect to the purchase, ownership and disposition of such Shares.

U.S. Shareholders. The sale of Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a U.S. Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such U.S. Shareholder tenders, and the Fund repurchases, all of such U.S. Shareholder’s Shares (i.e., reduces such U.S. Shareholder’s percentage ownership of the Fund to 0%), (b) such U.S. Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (c) the tender otherwise results in a payment to such U.S. Shareholder that is not essentially equivalent to a dividend, which determination depends on a U.S. Shareholder’s particular facts and circumstances, including the initial size of and extent to which a U.S. Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a U.S. Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the U.S. Shareholder’s adjusted tax basis in the Shares sold. A tendering U.S. Shareholder’s gain or loss will generally be a capital gain or loss. A capital gain or loss will generally be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. The maximum U.S. federal income tax rate applicable to capital gains recognized by a non-corporate U.S. Shareholder is currently (i) the same as the applicable ordinary income rate for short-term capital gains and (ii) 20% for long-term capital gains. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering U.S. Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such U.S. Shareholder would generally be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held by the U.S. Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such U.S. Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the U.S. Shareholder’s adjusted tax basis in the Shares, and thereafter as capital gain. If any amounts received by a U.S. Shareholder are treated as a dividend, the adjusted tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the U.S. Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate U.S. Shareholders.

In addition, if a tender of Shares is treated as a “dividend” to a tendering shareholder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. Shareholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the sale of Shares pursuant to the Offer.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a U.S. Shareholder on the sale of Shares held by the U.S. Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the U.S. Shareholder with respect to such Shares. A U.S. Shareholder’s ability to utilize capital losses may be limited under the Code.

The Fund may be required to impose backup withholding at a rate of 24% on the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either: (a) the U.S. Shareholder has completed and submitted to the Fund an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that: (1) such number is correct; (2) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (b) an exception applies under applicable law.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder (and if an income tax treaty applies, on whether the transaction is attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States). If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Non-U.S. Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Form 10, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). Such withholding will not apply, however, if the dividend income is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder and the Non-U.S. Shareholder complies with applicable certification requirements (generally, by furnishing an IRS Form W-8ECI). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.

However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Form 10 entitled “Certain U.S. Federal Income Tax Considerations-Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Non-U.S. Shareholders should provide the Fund with a properly completed IRS Form W-8BEN, Form W-8BEN-E Form W-8IMY, Form W-8ECI or other applicable form in order to avoid backup withholding imposed at a rate of 24% on the cash they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved.

FATCA. Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the IRS to provide such information and are in compliance with the terms of such IGA and any implementing legislation or regulation. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.- source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and financial information associated with the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified person. Depending on the status of the Non-U.S. Shareholder and the status of the intermediaries through which they hold their Shares, if a Non-U.S. Shareholder is deemed to receive a dividend, such Non-U.S. Shareholder could be subject to this 30% withholding tax with respect to distributions on their Shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains.

Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder in any single taxable year (or a greater loss over a combination of years), such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.

Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.

The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at (833) 315-2991, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website (www.sec.gov).

Financial Statements

The audited financial statements of the Fund for the fiscal year ended December 31, 2025, filed with the SEC on EDGAR on February 27, 2026, and the unaudited financial statements of the Fund for the three and nine months ended September 30, 2025, filed with the SEC on EDGAR on November 12, 2025, are incorporated by reference. The Fund will prepare and make available to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.